Consent of Independent Auditor

We consent to the use, in this Offering Statement on Form 1-A of FAT Brands Inc., of our reports dated February 6, 2017, relating to our audits of the financial statements of Ponderosa Franchising Company and the financial statements of Bonanza Restaurant Company each for the years ended December 26, 2016, December 28, 2015, and December 29, 2014, respectively.

Dallas, Texas

September 25, 2017